SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Rule 13d-101

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Gensym Corp
-----------------------------------------------
(Name of Issuer)

Common Stock, par value $.01 per share
-----------------------------------------------
(Title of Class of Securities)

37245R107
-----------------------------------------------
(CUSIP Number)

Alexander S. Glovsky
Nutter, McClennen & Fish, LLP
World Trade Center West
155 Seaport Boulevard
Boston, MA  02210-2604
617-439-2000
-----------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

08/13/2007
-----------------------------------------------
(Date of Event which Requires Filing of this Statement)

-----------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107
-----------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Ashton, Robert
-----------------------------------------------
(2) Check the appropriate box if a member of a group
(see instructions)
(a)|_|
(b)|X|
-----------------------------------------------
(3) SEC use only.

-----------------------------------------------
(4) Source of funds (see instructions).

    PF
-----------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).   |_|

-----------------------------------------------
(6) Citizenship or place of organization.

    USA
-----------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,322,811 (1)

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        1,322,811 (1)

    (10) Shared dispositive power:
         N/A

-----------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,322,811 (1)
-----------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). |_|

-----------------------------------------------
(13) Percent of class represented by amount in Row (11).

     16.69%
-----------------------------------------------
(14) Type of reporting person (see instructions).

     IN
-----------------------------------------------

(1)     Includes 1,310,311 shares of Common
Stock and options for 12,500 shares of Common
Stock


Item 1. Security and Issuer.

           This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Gensym Corporation, a Delaware corporation (the
"Issuer"). The principal executive office of the Issuer is located at 52 Second Ave., Burlington,
Massachusetts 01803.

Item 2. Identity and Background.

          (a) The name of the person filing
this Statement is Robert B. Ashton ("the
Reporting Person").

          (b) The Reporting Person's address is
6 Occom Ridge, Hanover, NH 03755.

          (c) The present principal occupation
of the Reporting Person is that of private investor and interim President and Chief
Executive Officer of the Issuer.

          (d) During the past five years, the
Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, the
Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen
of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

           N/A

Item 4. Purpose of Transaction.

           Item 4 is hereby amended to add the following:

           On August 13, 2007, the Board of Directors of the Issuer (of which the Reporting Person is a member) announced that it had signed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will be acquired by Versata Enterprises, Inc. ("Versata").
As a condition to Versata entering into the Merger Agreement, the Reporting Person entered into the Stockholder Agreement, dated as of August 13, 2007, among the Reporting Person, the Issuer, Versata, the Reporting Person, John A. Shane, David A. Smith and Thomas E. Swithenbank
(the "Stockholder Agreement"), pursuant to which the Reporting Person and the other signing stockholders, in their respective capacities as stockholders of the Issuer, each agreed, among other things, to vote his shares of the Issuer's stock in favor of the Merger Agreement and the transactions contemplated therein. The Reporting
Person also irrevocably granted to and appointed
Versata as his proxy, to vote his shares in favor of the Merger Agreement and the transactions contemplated therein at any meeting of the Issuer's stockholders.

Item 5. Interest in Securities of the Issuer.

          (a) The Reporting Person is the beneficial owner of 1,310,311 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Additionally, the Reporting Person has options to purchase 12,500 shares of the Issuer's
Common Stock. Such shares constitute approximately 16.69% of the issued and outstanding shares of the Issuer's Common
Stock.

	On August 13, 2007, in connection with the Merger Agreement, the Reporting Person entered into the Stockholder Agreement, pursuant to which the Reporting Person, in his capacity as a stockholder of the Issuer, agreed among other things to vote his shares of the Issuer's stock in favor of the Merger Agreement and the transactions contemplated therein. The Reporting Person also irrevocably granted to and appointed Versata as his proxy, to vote his shares in favor of the Merger Agreement and the transactions contemplated therein at any meeting of the Issuer's stockholders. Other than the obligations of the Reporting Person contained in the Stockholder Agreement, The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

          (b) The Reporting Person is the beneficial owner of 1,310,311 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Additionally, the Reporting Person has options to purchase 12,500 shares of the Issuer's Common Stock. Such shares constitute approximately 16.69% of the issued and outstanding shares of the Issuer's Common Stock.

	On August 13, 2007, in connection with the Merger
Agreement, the Reporting Person entered into the Stockholder Agreement, pursuant to which the Reporting Person, in his capacity as a stockholder of the Issuer, agreed among other things to vote his shares of the Issuer's stock in favor of the Merger Agreement and the transactions contemplated therein. The Reporting Person also irrevocably granted to and appointed Versata as his proxy, to vote his shares in favor of the Merger Agreement and the transactions contemplated therein at any meeting of the Issuer's stockholders. Other than the obligations of the Reporting Person contained in the Stockholder Agreement, The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

          (c) N/A

          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	On August 13, 2007, the Board of Directors of the Issuer (of which the Reporting Person is a member) announced that it had signed the Merger Agreement. As a condition to Versata Enterprises, Inc. entering into the Merger Agreement, the Reporting Person entered into the Stockholder Agreement, pursuant to which the Reporting Person, in his capacity as a stockholder of the Issuer, agreed among other things to vote his shares of the Issuer's stock in favor of the Merger Agreement and the transactions contemplated therein. The Reporting Person also irrevocably granted to and appointed Versata as his proxy, to vote his shares in favor of the Merger Agreement and the transactions contemplated therein at any meeting of the Issuer's stockholders.

Item 7. Material to be Filed as Exhibits.

	1.	Stockholder Agreement, dated as of August 13, 2007,
among Gensym Corporation, Versata Enterprises, Inc., Robert B. Ashton, John A. Shane, David A. Smith and Thomas E. Swithenbank



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 08/13/2007		/s/ Robert B. Ashton
			Name:  Robert B. Ashton

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
(Secs. 13(d), 13(g), 14(d), 23, 48 Stat. 894, 895, 901; sec.
8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat.
454, 455; secs. 1, 2, 3-5, 84 Stat. 1497; sec. 18, 89 Stat. 155;
secs. 202, 203, 91 Stat. 1494, 1498, 1499;
15 U.S.C. 78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979;
44 FR 11751, Mar. 2, 1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466,
Mar. 16, 1982; 61 FR 49959, Sept. 24, 1996; 62 FR 35340, July 1, 1997;
63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]